SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brazil, April 15, 2015 – GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) hereby discloses to the market the communications received on April 14, 2015, from its shareholder Platinum Investment Management Limited, with headquarters located in Sidney, Australia, acting as manager of several investment funds and holding every discretionary power relating to its management (defined as “Investor”), pursuant to Article 12 of CVM Instruction 358/02, as follows:

1. The Investor reached relevant participation of 5.28% of the total capital stock of the Company, by means of acquisition of Company’s common shares, in a total amount of participation of 22,986,700 common shares of Gafisa on February 7, 2014;

2. The Investor also declares that, on March 13, 2015, it holds, in the aggregate, the rights over 16,721,748 common shares of Gafisa, equivalent to 4.58% of Company’s total capital stock, which no longer qualifies the Investor as holding a significant stake in the Company’s total capital stock, under the terms of Article 12 of CVM Instruction No. 358/02;

3. The Investor declares that its objective for the participation abovementioned does not have the purpose of changing the controlling group or the administrative structure of the Company;

4. In addition, the Investor declares that it does not hold, directly or indirectly, any convertible debentures issued by the Company; and

5. Finally, the Investor declares that it has not entered into any contract or agreement governing the exercise of voting rights or the purchase and sale of the securities issued by the Company.

São Paulo, April 15, 2015.

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 15, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer